UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: October 16, 2012

___________________________________________

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON NOVEMBER 14,  2012

Notice is hereby given that the 2012 Annual General Meeting of Shareholders (the “Meeting”) of Camtek Ltd. (the “Company”) will be held on Wednesday, November 14, 2012 at 10:00 a.m. local time, at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, for the following purposes:

A)	To re-elect three (3) directors to serve on the Board of Directors of the Company until the conclusion of the 2013 Annual General Meeting of Shareholders;

B)
Subject to the approval of item A above, to approve the grant of options to Mr. Eran Bendoly, who is nominated to serve as director of the Company, in accordance with the Company's 2003 Share Option Plan;

C)	To re-elect two (2) external directors to serve on the Board of Directors of the Company for additional terms of three years each, until September 13, 2015;

D)
To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2013 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services; and

E)	To receive and consider the auditors' report and the audited consolidated financial statements for the year ended December 31, 2011.

Shareholders of record at the close of business on Monday, October 15, 2012, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s share registry may vote in person or by proxy at the Meeting. If such joint owner is not present at the Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at the Meeting, and so forth.

The proxy must be received by our transfer agent (no postage is required if mailed in the United States) or at our registered office in Israel 24 hours prior to the beginning of the Meeting, to be validly included in the tally of ordinary shares voted at the Meeting.

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the Meeting (whether in person or via proxy card). Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address, if the shareholder so requested. Such a request will be made in advance for a particular securities account.

By Order of the Board of Directors,

RAFI AMIT	ROY PORAT
Active Chairman of the Board of Directors	Chief Executive Officer

October 16, 2012

____________________

PROXY STATEMENT
____________________

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the "Ordinary Shares"), of Camtek Ltd. (“We", “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2012 Annual General Meeting of Shareholders (the "Annual General Meeting" or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, November 14, 2012 at 10:00 a.m. (Israel time), at the the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel.

This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about October 16, 2012.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Annual General Meeting, resolutions be adopted as follows:  (A) to re-elect three (3) directors to serve on the Board of Directors of the Company until the conclusion of the 2013 annual general meeting of shareholders; (B) subject to the approval of item A above, to approve the grant of options to Mr. Eran Bendoly, who is nominated to serve as director of the Company, in accordance with the Company's 2003 Share Option Plan; (C) to re-elect two (2) external directors to serve on the Board of Directors of the Company for additional terms of three years each, until September 13, 2015; (D) to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2013 annual general meeting of shareholders and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services; and (E) additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the auditors' report and the audited consolidated financial statements for the year ended December 31, 2011 (this item will not involve a vote of the shareholders).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, October 15, 2012, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his/her proxy will not be revoked. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. The failure to make a specification will be treated as a non-vote, which would be in essence a vote "against" any proposal that requires a majority of the quorum to approve such proposal. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about October 16, 2012, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

QUOROM

The presence of two or more shareholders who hold in the aggregate at least 33 1/3% of the voting rights of the Company, present in person or by proxy and entitled to vote, within one half an hour from the time specified for the commencement of the Meeting, will constitute a quorum at the Meeting. If a quorum is not present within one half hour of the time specified for the commencement of the Meeting, the Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the Annual General Meeting. If a quorum is not present within one half hour from the time set for the commencement of the adjourned Meeting, the Meeting will take place regardless of whether a quorum is present.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 1, 2012, the number of shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.(1)	16,919,739	56.59%
Rafi Amit(2)	16,989,799	56.83%
Yotam Stern(3)	17,040,939	57.01%
Avigdor Willenz	1,677,738	5.61%
Directors and executive officers as a group (15 persons)(4)	17,533,588	58.65%

(1)
Ordinary shares relatig to options currently exercisable or exercisable within 60 days as of October 1,  2012, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Proxy Statement, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of October 1, 2012, is 228,100.

(2)
 Mr. Amit directly owns 49,560 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 108,200 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 385,749 of our ordinary shares (and 228,100 options which have vested or will vest within 60 days of October 1, 2012). Each of our directors and executive officers, other than Messrs. Amit and Stern, beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such person which have vested or will vest within 60 days of October 1, 2012) and have therefore not been listed separately.

ITEM A

RE-ELECTION OF DIRECTORS

Pursuant to the Company's Articles, the Board of Directors shall consist of no less than five and no more than ten directors. The number of directors who presently serve as members of the Board of Directors is five.

Of the five directors currently presiding, three directors are considered independent directors under the Nasdaq Marketplace Rules ("Nasdaq Rules"), two of whom are nominated for re-election to serve as external directors for a further term of three years each, commencing on September 14, 2012 (see in Item C below). Further, under the Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Companies Law). Our Board of Directors has determined that it will include at least two directors who have such "accounting and financial expertise". Our Board of Directors has determined that Mr. Rafi Amit, Mr. Yotam Stern, Mr. Eran Bendoly and Ms. Gabi Heller have the requisite "accounting and financial expertise".

Directors of the Company, who are not appointed to serve as external directors under the Companies Law, commence serving upon their appointment by our shareholders and until the conclusion of the next annual general meeting of shareholders.

At the Meeting, shareholders will be asked to re-elect the three directors of the Company who are not external directors (i.e., Mr. Bendoly, Mr. Amit and Mr. Stern) to the Board of Directors, following the recommendation of such nominees to the Board by the Company's independent directors in accordance with Nasdaq Rules (Mr. Eran Bendoly, one of the three nominees, is considered an independent director under the Nasdaq Rules and did not participate in the recommendation with respect to his nomination). The following is a brief biography of the three, based upon the records of the Company and information furnished to it by them:

RAFI AMIT

Mr. Amit has been serving as our Active Chairman of the Board of Directors since August 2010. Mr. Amit has served as our Chief Executive Officer from January 1998 until August 2010 and has served as Chairman of the Board of Directors since 1987 and until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

YOTAM STERN

Mr. Stern has served as an executive of the Company since January 1998 and since February 2001 has served as our Executive Vice President, Business & Strategy. He has also served as a member of our Board of Directors since 1987 and as Chairman of the Board of Directors from May 2009 until August 2010. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech from 1981 until 2003 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since 1985. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

ERAN BENDOLY

Mr. Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Oliben Ltd. a private business consulting firm. From 2009 to 2012 Mr. Bendoly served as Chief Financial Officer of Expand Networks Ltd. Expand is a leading provider of wide area network optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer.  From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under the Nasdaq Rules and qualifies as a financial expert for purposes of the Sarbanes-Oxley Act and the Nasdaq rules.

The Company has received declarations from all three nominees, confirming their qualifications under the Companies Law to be elected as directors of the Company.

In the event that any of the nominees is unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment.  The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Audit Committee and Board of Directors, followed by shareholder approval, in that order. Our directors, who are not external directors (within the meaning of the Companies Law), receive compensation as provided in regulations adopted under the Companies Law, except that Messrs. Rafi Amit and Yotam Stern do not receive any additional compensation for their service as our directors. Our Audit Committee and Board of Directors have determined, in separate resolutions dated September 13, 2012, that the payment of a director's fee to our directors (other than Rafi Amit and Yotam Stern), who are not external directors, currently serving or who will be serving as directors from time to time, will be equal to an annual sum of 60,000 NIS, and in addition, a participation fee in a sum of 2,200 NIS per meeting. As the payment amounts does not exceed the maximum amounts set forth in the Companies Regulations (Rules regarding Compensation and Expenses of an External Director) – 2000 and the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000, the resolutions were exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000, unless one or more shareholders holding at least one percent of the issued and outstanding share capital of the Company or of the Company's voting rights, informs the Company of his objection to the this relief.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is required to re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to the Board of Directors of the Company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that: Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly shall be re-elected to the Board of Directors of the Company, each of them for a term ending on the conclusion of the Annual General Meeting of 2013."

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

APPROVAL OF THE GRANT OF OPTIONS TO MR. ERAN BENDOLY
PURSUANT TO THE COMPANY'S 2003 SHARE OPTION PLAN

On October 28, 2003, the Company adopted the 2003 Share Option Plan for the grant of options, each of which imparts the right to an Ordinary Share of the Company, to its selected employees, officers, directors and consultants of the Company.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Audit Committee and Board of Directors, followed by shareholders’ approval, in that order. This includes compensation in the form of options.

As an incentive for his activities and efforts as director on behalf of the Company, and considering his experience and expertise, our Audit Committee and Board of Directors have approved in their separate resolutions, dated September 13, 2012, subject to his election as board member (see Item A), and shareholder approval of this Item B, the grant of 30,000 options to purchase 30,000 Ordinary Shares to Mr. Eran Bendoly, effective as of the date of such resolutions, i.e. September 13, 2012 (the “Grant Date”), pursuant to the Company’s 2003 Share Option Plan, with: (i) an exercise price of $1.81 per each option, being the closing price of the Share on the Nasdaq Stock Market on the date immediately preceding the Grant Date (i.e., September 12, 2012); and (ii) a vesting period of three years, of which 10,000 Options are to vest on the date of the 2013, 2014 and 2015 annual general meetings of shareholders, respectively, provided, that in case Mr. Bendoly shall not be re-elected as board member in the 2013 or 2014 annual general meeting of shareholders, or in case of resignation or the termination of his position as director prior to the 2015 annual general meeting of shareholders, any remaining portion of non-vested options shall become null and void.

The affirmative vote of holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is necessary for the approval of the grant of 30,000 options to Mr. Bendoly.

It is proposed that at the Meeting, the following resolution be adopted:

 “RESOLVED, that: following the approval of the Audit Committee and the Board of Directors pursuant to their respective resolutions dated September 13, 2012, the grant of 30,000 options to Mr. Eran Bendoly, pursuant to the Company’s 2003 Share Option Plan, be approved."

ITEM C

RE-ELECTION OF EXTERNAL DIRECTORS

Companies incorporated under the laws of Israel are required by the Companies Law to appoint at least two external directors. Each committee of a company's board of directors which is authorized to exercise the board of directors' authorities is required to include at least one external director, except for the audit committee, which is required to include all of the external directors.

Qualification. To qualify as an external director, an individual, his/her relative, partner, employer, any person to whom such individual is directly or indirectly subject to, or an entity under his or her  control, may not have, as of the date of appointment, or may not have had during the previous two years, any affiliations with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder. The term "relative" means a spouse, sibling, parent, grandparent, child and child, sibling or parent of spouse or spouse of any of the above. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief business manager, a vice general manager, deputy general manager and any officer that reports directly to the chief executive officer or any other person fulfilling any of the foregoing positions (even if such person's title is different). "Control" is defined in the Israeli Securities Law as the ability to direct the actions of a company but excluding a power that is solely derived from a position as a director of the company or any other position with the company; a person who is holding 50% or more of the "controlling power" in the company – voting rights or the right to appoint a director or a general manager – is automatically considered to possess control. In addition, no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. In a company in which, at the date of appointment of an external director, all the directors are of the same gender, the external director to be appointed shall be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

Financial and Accounting Expertise. Pursuant to the Companies Law (1) each external director must have either "accounting and financial expertise" or "professional qualifications" and (2) at least one of the external directors must have "accounting and financial expertise", as such terms are defined under regulations promulgated under the Companies Law.

Remuneration. According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director's place of residence, and are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations and the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000, as amended. Directors' remuneration requires the approval of the audit committee, the board of directors and the shareholders (in that order). However, according to the Remuneration Regulations, the audit committee and shareholder approval may be waived if the annual and participation fees to be paid to the external directors are within the range of the fixed annual fee or the fixed participation fee and the maximum annual fee or maximum participation fee for the company's level, respectively. The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual remuneration, the participation award and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations. The Company pays its external directors an annual fee in a sum within the range of the fixed annual fee and the maximum annual fee for the company's level, a fixed participation fee and reimbursement of expenses. The Company has also granted in 2006 5,000 options to purchase the Company's shares to each of its external directors.

Term. Each of our external directors serves a three-year term, and may be reelected to serve in this capacity for two additional terms of three years each. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee, followed by the board, have approved, that considering the expertise and special contribution of the external director to the work of the board and its committees, the appointment for a further term of service is beneficial to the company.

Ms. Gabi Heller and Mr. Rafi Koriat were each elected by our shareholders to serve as our external directors pursuant to the provisions of the Companies Law for initial and consecutive three-year-terms in our 2006 and 2009 annual general meetings of shareholders. At the Meeting, shareholders will be asked to reelect Ms. Gabi Heller and Mr. Rafi Koriat to serve as external directors for a third three-year-term, starting on September 14, 2012, and expiring three years thereafter, on September 13, 2015.

The Companies Law provides that prior to a shareholders meeting in which the appointment of external director is to be considered, the nominee must declare that he or she complies with the qualifications for appointment as an external director. The proposed nominees have each declared that they comply with the qualifications for re-appointment as external directors, and have agreed to stand for reelection.

Our Board of Directors has determined that Ms. Heller and Mr. Koriat qualify as external directors within the meaning of the Companies Law. Our Board of Directors has further determined that Ms. Heller has accounting and financial expertise and that Mr. Koriat has professional expertise.

Set forth below is information about Ms. Heller and Mr. Koriat, including their principal occupation, business history and other directorships held.

GABI HELLER

Ms. Heller has extensive financial experience as an accountant, Chief Financial Officer (CFO) and internal controller. Currently Ms. Heller serves as CFO of The Trendlines Group Ltd., an investment company holding two technology incubators. From 1994 until 2010 Ms. Heller served as the CFO of Walden Israel Ltd., which is the management company of Walden Israel Ventures, managing various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE. Ms. Heller currently serves on the Boards of Directors of Kerur Holdings Ltd and Elco Holdings Ltd, both traded on TASE, and on the Board of Directors of Kolhey Misgav, the water company for the Misgav Regional Council, and of CattleSense, a startup company of one of Trendlines' incubators. From 2004 until 2007 she served on the Board of Directors of Electra Consumer Products Ltd., from 1999 to 2003 Ms. Heller served on the Board of Directors of Priortech, and from 2000 to 2003 served on the Board of Directors of One1 Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

RAFI KORIAT

Mr. Koriat has extensive experience as Chief Executive Officer (CEO) and Board member in the fields of semiconductor assembly and processing equipment, optical network components, nanotechnology and other related emerging fields. Prior to his present position as founder and CEO of Korel Business Ltd., which specializes in strategic positioning and guiding high tech companies and management, and his additional responsibility as Co-Chairman of NanoIsrael, Mr. Koriat was CEO of Lambda Crossing Ltd. engaged in the manufacturing of optical components for networks (2001-2006), and Founder and CEO of Steag CVD Systems Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California; both companies are manufacturers of advanced front-end semiconductor capital equipment (1992-2001). Previously, he worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc. in the United States and Israel as Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium, OptiPac Consortium (optical communication networks) and nanotechnology consortium (NES), under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion-Israel Institute of Technology and a M.Sc. from Drexel University in Philadelphia, Pennsylvania and completed an Executive Management Program at Stanford University.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as an external director. In the event that Ms. Heller or Mr. Koriat would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be nominated by our Board of Directors.

External directors may be re-elected by a majority vote at a shareholders' meeting, provided that either (a) majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the appointment (excluding personal interest not resulting from contacts with the controlling shareholder), not taking into account any abstentions, vote in favor of the election; or (b) the total number of shares referred to above, voted against the election of the external director, does not exceed two percent of the aggregate voting rights in the company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that: Ms. Gabi Heller and Mr. Rafi Koriat shall be re-elected to serve as external directors of the Company, for an additional term of three years each, until September 13, 2015."

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM D

RE-APPOINTMENT OF INDEPENDENT AUDITORS

The Companies Law and our Articles of Association provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serves in this position until the conclusion of the following annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

The Audit Committee recommends the reappointment of Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid as joint independent auditors of the Company until immediately following the next annual general meeting of shareholders. Somekh Chaikin, a member firm of KPMG International, was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Raveh Ravid was first appointed as the Company's independent auditor at the 2010 annual general meeting of shareholders. Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The following is the aggregate amount of fees paid by the Company to its principal auditor, Somekh Chaikin, for its services to the Company for the fiscal year ended December 31, 2011:

Audit fees       $235,000.

The affirmative vote of holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is necessary for the reappointment of Somekh Chaikin and Raveh Ravid as joint independent auditors of the Company, and for authorizing the Board of Directors, following the Audit Committee’s recommendation, to determine the auditors’ fees for the term of their appointment.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, be appointed as joint independent auditors of the Company until the conclusion of the 2013 annual general meeting of shareholders, while Somekh Chaikin will be a sole auditor for all SEC filings and reporting; and (ii) to authorize the Board of Directors of the Company to determine the fees for Somekh Chaikin and Raveh Ravid, at the Audit Committee’s recommendation, for the term of their appointment, according to the nature and volume of their services.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM E

RECEIPT AND CONSIDERATION OF THE AUDITORS' REPORT AND THE
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditors' report and audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011 will be presented. We will hold a discussion with respect thereto at the Meeting, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditors' report and audited consolidated financial statements, as well as our annual report on Form 20-F for year ended December 31, 2011 (filed with the Securities and Exchange Commission on April 9, 2012), may be viewed on our website – www.camtek.co.il – or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the auditors' report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

RAFI AMIT	ROY PORAT
Active Chairman of the Board of Directors	Chief Executive Officer

October 16, 2012

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOVEMBER 14, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Yotam Stern or either one of them, as proxies, each with the power to appoint his or her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 a.m., on Wednesday, November 14, at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

November 14, 2012

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 TO 4
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

FOR	AGAINST	ABSTAIN
1. To re-elect three directors to serve on the Board of Directors of the Company until the conclusion of the 2013 annual general meeting of shareholders.
                       NOMINEES:
       Rafi Amit
       Yotam Stern
       Eran Bendoly

   ☐ FOR ALL                                    ☐ AGAINST ALL                                         ☐ FOR ALL EXCEPT:

☐	☐	☐
2. Subject to the approval of proposal no. 1, to approve the grant of options to Mr. Eran Bendoly, who is nominated to serve as director of the Company, in accordance with the Company's 2003 Share Option Plan.

☐	☐	☐
3. To re-elect two external directors to serve on the Board of Directors of the Company for additional terms of three years each, until September 13, 2015.
                       NOMINEES:
       Gabi Heller
       Rafi koriat

     ☐ FOR ALL                                    ☐ AGAINST ALL                                         ☐ FOR ALL EXCEPT:

☐	☐	☐
    Are you a controlling shareholder or do you have a personal interest with respect to proposal no. 3 (excluding personal interest not resulting from contacts with the controlling shareholder)?

YES ☐ NO ☐

4. To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2013 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.		☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder  ____________________________________  Date _______________

Signature of Shareholder  ____________________________________  Date _______________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.